SEWARD & KISSEL LLP

901 K Street, N.W.

Washington, DC 20001

Telephone: (202) 737-8833

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www.sewkis.com

March 26, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Fairholme Funds, Inc. (the “Company”)

File Nos.: 333-88517 and 811-09607

Dear Sir or Madam:

We have acted as counsel to the Company in connection with the preparation of Post-Effective Amendment No. 28 to the Company’s Registration Statement on Form N-1A. In our view, the above-described Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.

Sincerely,

/s/ Paul M. Miller
Paul M. Miller